GOLFROUNDS.COM, INC.
                          376 MAIN STREET, P.O. BOX 74
                          BEDMINSTER, NEW JERSEY 07921

                   ------------------------------------------


               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

                                JANUARY 21, 2000

                   ------------------------------------------



     This Information Statement is being furnished to all holders of record at the close of business on January 20, 2000 of the common stock, par value $.01 per share ("Common Stock"), of GolfRounds.com, Inc., a Delaware corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and SEC Rule 14f-1.

     No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

     The Company anticipates that, effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, Paul O. Koether, John W. Galuchie, Jr. and Thomas K. Van Herwarde will resign as directors of the Company and Robert H. Donehew, Larry Grossman and John F. McCarthy, III, will become the new directors to fill the vacancies created by the resignations. The resignations of Messrs. Koether, Galuchie and Van Herwarde and the appointment of Messrs. Donehew, Grossman and McCarthy are occurring pursuant to a Stock Purchase Agreement and a related agreement discussed below under "Stock Purchase and Related Agreements". Pursuant to such agreements, on January 21, 2000 certain stockholders of the Company sold 500,000 shares ("Purchased Shares") of the Company's outstanding Common Stock to a group of purchasers and gave such purchasers irrevocable proxies ("Proxies") to vote an additional 449,690 shares of the Company's outstanding Common Stock.

     Because of the change in the composition of the Board, the sale of the Purchased Shares and the issuance of the Proxies, there will be a change in control of the Company on the date the new directors referred to above take office.

     As of January 20, 2000, the Company had issued and outstanding 2,099,491 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of Common Stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and the related agreement and contains certain biographical and other information concerning the executive officers and directors of the Company. Additional information about the Stock Purchase Agreement and the related agreement is contained in the Company's Current Report on Form 8-K ("Form 8-K") dated January 19, 2000, which was filed with the SEC on January 19, 2000. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.


                      STOCK PURCHASE AND RELATED AGREEMENTS

     On January 18, 2000, six stockholders of the Company ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with seven purchasers (collectively the "Purchasers") pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 500,000 shares of Common Stock at a price of $1.375 per share. In connection with the execution of the Purchase Agreement, the Company and its directors, Messrs. Koether, Galuchie and Van Herwarde, entered into a separate agreement with the Purchasers pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Purchasers of the shares. The Purchasers designated Messrs. Donehew, Grossman and McCarthy for appointment to the board of directors of GolfRounds, to take office upon the resignation of the current directors. Mr. Koether and entities he controls, including some of the other Sellers, also agreed to give a designee of the Purchasers irrevocable Proxies to vote an additional 449,690 shares of the Company's common stock that he and such other entities own.

     The sale of shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date the Proxies given by Mr. Koether and certain entities controlled by him to a designee of one of the Purchasers became effective.

     The Sellers include Asset Value Holdings, Inc. ("AVH"), a Delaware corporation of which Mr. Koether is President and Mr. Galuchie is Treasurer, Bradford Trading Company, a Delaware corporation, Mr. Koether, Shamrock Associates ("Shamrock"), a New Jersey limited partnership of which Mr. Koether is the general partner, Sun Equities Corporation ("Sun"), a Delaware corporation of which Mr. Koether is Chairman and Mr. Galuchie is Vice President and a director, and Mr. Van Herwarde. The following table lists the Sellers and the number of shares sold by each:


     Name of Seller                            Number of Shares Sold
     --------------                            ---------------------
     Asset Value Holdings, Inc.                              200,000
     Bradford Trading Company                                 25,000
     Paul O. Koether                                          10,000
     Shamrock Associates                                     208,000
     Sun Equities Corporation                                  7,000
     Thomas K. Van Herwarde                                   50,000
                                                            --------
                       TOTAL                                 500,000

     The Purchasers include The Rachel Beth Heller 1997 Trust Dated 7/9/97, of which Lawrence Kupferberg is trustee, The Evan Todd Heller 1997 Trust dated 6/17/97, of which Mr. Kupferberg is trustee,

Martan & Co., a New Jersey corporation, Donehew Fund Limited Partnership, a Georgia limited partnership, Jonathan & Nancy Glaser Family Trust dated 12/16/98, of which Jonathan and Nancy Glaser are the trustees, W. Robert
Ramsdell, and the Nagelberg Family Trust dated 9/24/97, of which David S. Nagelberg and Bette Nagelberg are the trustees. The following table lists the Purchasers and the number of shares purchased by each:


Name of Purchaser                                   Number of Shares Purchased
-----------------                                   --------------------------
The Rachel Beth Heller 1997 Trust Dated                                 70,000
7/9/97

The Evan Todd Heller 1997 Trust Dated                                   70,000
6/17/97

Martan & Co.                                                            70,000

Donehew Fund Limited Partnership                                        70,000

Jonathan & Nancy Glaser Family Trust                                    40,000
Dated 12/16/98

W. Robert Ramsdell                                                      40,000

Nagelberg Family Trust Dated 9/24/97                                   140,000
                                                                       -------
                  TOTAL                                                500,000

     The following table lists the names of the persons or entities who gave a proxy to the Purchasers' designee and the number of shares held by such person or entity after giving effect to the sale of shares contemplated by the Stock Purchase Agreement:



Name of Holder                                        Number of Shares Held
--------------                                        ---------------------
Paul O. Koether                                                      31,388

Paul O. Koether Individual Retirement                                 1,666
Account

Asset Value Holdings, Inc.                                          200,000

Shamrock Associates                                                 209,470

Sun Equities Corporation                                              7,166
                                                                      -----
                  TOTAL                                             449,690

     The Purchasers have designated Donehew Fund Limited Partnership as their designee to hold the Proxies. The Proxies give the holder of the Proxies full right of substitution to name any of the other Purchasers to exercise the Proxies.

                                CHANGE OF CONTROL

     As a result of the actions described above under the captions "Introduction" and "Stock Purchase and Related Agreements," designees of the Purchasers will constitute the Board and the Purchasers will be able to control the voting of a significant block of the Company's voting shares. As a result of the transactions consummated on January 21, 2000 pursuant to the Stock Purchase Agreement and the related agreement, the Purchasers, as a group, and their designee may be deemed to own beneficially an aggregate of 949,690 shares of Common Stock, or approximately 45%, of the 2,099,491 outstanding shares of the Company's common stock.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned as of the date of this Information Statement by (1) those persons or groups known to the Company who beneficially own more than 5% of the Company's Common Stock, (2) each current director and each person who has been designated to serve as a director by the Purchasers ("New Director"), (3) each executive officer whose compensation exceeded $100,000 in the fiscal year ended August 31, 1999, (4) all current directors and executive officers as a group, and (5) all New Directors and other persons who will serve as executive officers of the Company after the New Directors take office ("New Officers") as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. This table reflects the consummation on January 21, 2000 of the sale of 500,000 shares of Common Stock by the Sellers to the Purchasers. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o GolfRounds.com, Inc., 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921.


                                                   Amount and
                                                   Nature of
                                                   Beneficial        Percent
Name and Address of Beneficial Owner               Ownership       of Class(1)
------------------------------------               ---------       -----------

Paul O. Koether
  211 Pennbrook Road
  Far Hills, New Jersey  07931                     484,690(2)         23.1%
John W. Galuchie, Jr.                              212,166(3)         10.1%
Thomas K. Van Herwarde                              50,000             2.4%
Robert H. Donehew
  Donehew Fund Limited Partnership
  111 Village Parkway, Building #2
  Marietta, Georgia 30067                          519,690(4)         24.8%
Larry Grossman
  c/o Thunderbolt Capital Corp.
  1239 Shermer Road
  Northbrook, Illinois 60062                             0               *
John F. McCarthy, III
  2401 Pennsylvania Avenue, N.W.
  Washington, D.C. 20037                                 0               *
Shamrock Associates
  211 Pennbrook Road
  Far Hills, New Jersey  07931                     409,470(5)          19.5%

                                                   Amount and
                                                   Nature of
                                                   Beneficial        Percent
Name and Address of Beneficial Owner               Ownership       of Class(1)
------------------------------------               ---------       -----------

Asset Value Holdings, Inc.                         200,000              9.5%
The Purchasers                                     949,690(6)          45.2%
Nagelberg Family Trust Dated 9/24/97
  P.O. Box 2142
  Rancho Santa Fe, California 92067                140,000              6.7%
All current directors and executive officers
  as a group (3 persons)                           539,690(7)          25.7%
All New Directors and New Officers as a            569,690(8)          27.1%
  group ( 4 persons)

---------------------
*        Less than 1%.

(1) Based on 2,099,491 shares of Common Stock outstanding as of the date of this Information Statement.

(2) Includes 209,470 shares of Common Stock beneficially owned by Shamrock Associates, of which Mr. Koether is the general partner; 200,000 shares held by AVH, of which Mr. Koether is President; 7,166 shares owned by Sun, of which Mr. Koether is Chairman and a principal stockholder; 1,666 shares held by Mr. Koether's Individual Retirement Account ("IRA"); 20,000 shares owned by Mr. Koether's wife; and 15,000 shares held in discretionary accounts for Mr. Koether's brokerage customers. Mr. Koether, Shamrock, AVH, Sun and Mr. Koether's IRA have given Donehew Fund Limited Partnership irrevocable proxies to vote an aggregate of 449,690 shares that they own.

(3) Includes 200,000 shares of Common Stock held by AVH, of which Mr. Galuchie is the Treasurer. Mr. Galuchie disclaims beneficial ownership of the shares held by AVH. Also includes 7,166 shares owned by Sun, of which Mr. Galuchie is a director and officer. Mr. Galuchie disclaims beneficial ownership of the shares held by Sun. AVH and Sun have given Donehew Fund Limited Partnership irrevocable proxies to vote an aggregate of 207,716 shares that they own.

(4) Includes 70,000 shares of Common Stock owned by Donehew Fund Limited Partnership, of which Donehew Capital LLC, a Georgia limited liability company, is the general partner; Mr. Donehew is the manager of Donehew Capital LLC. Also includes 449,690 shares as to which Donehew Fund Limited Partnership holds irrevocable proxies.

(5) Includes 200,000 shares of Common Stock held by AVH, of which Shamrock is the ultimate parent. Shamrock disclaims beneficial ownership of these shares. AVH has given Donehew Fund Limited Partnership an irrevocable proxy to vote these shares.

(6) Includes 70,000 shares of Common Stock owned by the Rachel Beth Heller 1997 Trust Dated 7/9/978, with an address of 74 Farview Road, Tenafly, New Jersey 07670; 70,000 shares owned by the Evan Todd Heller 1997 Trust Dated 6/19/97, with an address of 74 Farview Road, Tenafly, New Jersey 07670; 70,000 shares owned by Martan & Co., a New Jersey corporation with an address of 525 Washington Boulevard, Jersey City, New Jersey 07310; 70,000 shares owned by Donehew Fund Limited Partnership, a Georgia limited partnership with an address of 111 Village Parkway, Building #2, Marietta, Georgia 30067; 40,000 shares owned by the Jonathan & Nancy Glaser Family Trust Dated 12/16/98, with an address of 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067; 40,000 shares owned by W. Robert Ramsdell, with an address of 474 Paseo Miramar, Pacific

         Palisades, California 90272; and 140,000 shares owned by the Nagelberg Family Trust Dated 9/24/97, with an address of P.O. Box 2142, Rancho Santa Fe, California 92067. Also includes 449,690 shares as to which Donehew Fund Limited Partnership holds irrevocable proxies.

(7) Includes the shares of Common Stock deemed to be included in the respective beneficial holdings of Paul O. Koether, Thomas K. Van Herwarde and John W. Galuchie, Jr.

(8) Includes the shares of Common Stock deemed to be included in the respective beneficial holdings of Robert H. Donehew, Larry Grossman, John F. McCarthy, III, and Thomas K. Van Herwarde.


                        DIRECTORS AND EXECUTIVE OFFICERS

     Effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, Messrs. Koether, Galuchie and Van Herwarde will resign as directors of the Company and Messrs. Donehew, Grossman and McCarthy will be appointed as new directors to fill the vacancies created by the resignations. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the new directors take office. If any proposed director listed in the table below should become unavailable for any reason, which the Purchasers do not anticipate, the directors will vote for any substitute nominee or nominees who may be selected by the Purchasers prior to the date the new directors take office.

Current Executive Officers and Directors


Name                          Age       Positions
----                          ---       ---------

Paul O. Koether               63        Chairman and Director

Thomas K. Van Herwarde        41        President and Director

John W. Galuchie, Jr.         46        Vice President, Treasurer and Director


Proposed Executive Officers and Directors


Name                          Age       Positions
----                          ---       ---------

John F. McCarthy, III         54        Chairman and Director

Thomas K. Van Herwarde        41        President

Robert H. Donehew             48        Vice President, Treasurer, and Director

Larry Grossman                50        Director

     Paul O. Koether has been Chairman and a director of the Company since July 1992 and was President of the Company from July 1992 to May 1999. He has been Chairman and director since July 1987 and President since October 1990 of Kent Financial Services, Inc. ("Kent") and the general partner since 1990 of Shamrock Associates, an investment partnership that is the principal stockholder of Kent. He also holds various positions with affiliates of Kent, including Chairman since 1990 and a registered representative since 1989 of T. R. Winston & Company, Inc. ("Winston"), a securities broker-dealer. Mr. Koether also has been Chairman since April 1988, President from April 1989 to February 1997 and a director since March

1988 of Pure World, Inc. ("Pure World"), and for more than five years, the Chairman and President of Sun, a private, closely-held corporation that is Pure World's principal stockholder. Until August 1994, when it sold its majority ownership of North Corp. Realty Advisors, Inc. ("NorthCorp.") to an unaffiliated party, Pure World operated as a real estate asset manager through NorthCorp.
Prior to its sale, Mr. Koether also served as Chairman and a director of NorthCorp. Since December 1994, Mr. Koether has been a director of Pure World Botanicals, Inc. ("PWBI"), a wholly-owned subsidiary of Pure World, and since January 1995, he has been its Chairman. PWBI is a manufacturer of natural products. In September 1998 Mr. Koether was elected a director and Chairman of Cortech, Inc. ("Cortech"), a biopharmaceutical company.

     Thomas K. Van Herwarde has been President and a director of the Company since May 1999. From 1995 through May 1999, he was President of PKG Design, Inc. ("PKG"). PKG was the developer of two internet websites, golfrounds.com and skiingusa.com, that the Company acquired from PKG in May 1999. In 1994, Mr. Van Herwarde was self-employed as a consultant to e-marketing, e-commerce and online retail companies.

     John W. Galuchie, Jr., a certified public accountant, has been Vice President, Treasurer and a director of the Company since July 1992. He has been Executive Vice President since April 1988 and director from January 1990 until October 1994 of Pure World. He has been Vice President and a director of Sun for more than five years. He has also held various executive positions with Kent since 1986 and was a director of Kent from June 1989 until August 1993. Mr. Galuchie has been President since January 1990 and a director since September 1989 of Winston. He served as a director of Crown NorthCorp, Inc., the successor corporation to NorthCorp., from June 1992 to August 1996. In September 1998, Mr. Galuchie was elected a director and President of Cortech. Mr. Galuchie served as a director of HealthRite, Inc., a nutritional product company, from December 1998 to June 1999. Since September 1999, Mr. Galuchie has been a director of Gish Biomedical, Inc., a medical device manufacturer.

     John F. McCarthy III has served as a Director of ReverseAuction.com, Inc. ("ReverseAuction"), a private company that owns and operates an Internet auction site and several related Internet sites, since February 1999 and has served as Chairman of ReverseAuction since April 1999. Mr. McCarthy was a Director and General Counsel of Globalink, Inc. from 1993 until it was acquired by Lernout & Hauspie Speech Products N.V. in October 1998. From 1989 to 1993, he was Vice President and General Counsel of Computone Company. From 1985 to 1988, he was a partner in the law firm of Burnham, Connelly, Osterle & Henry and from 1983 to 1985 he was a partner in the law firm of Rose, Schmidt, Chaperman, Duff & Hasley. In addition, since 1993, Mr. McCarthy has been a principal in McCarthy, Johnston & Associates, which provides business advice to small and medium-sized organizations.

     Robert H. Donehew has been the Chief Executive Officer of Donehew Capital, LLC, the general partner of Donehew Fund Limited Partnership, a private investment partnership specializing in the securities market, since July, 1996. In addition, since July, 1997 he has been the Chief Executive Officer of 3-D Capital, LLC, an investment firm specializing in due-diligence consulting and investments in the securities markets. Since 1983 he has also served as the Chief Financial Officer of the R.D. Garwood, Inc. Companies. From 1976 through 1983 he had his own tax and financial planning practice. Mr. Donehew has been on the Board of Directors of MSDC, a medical software company, since 1986.

     Larry Grossman has been the Chairman of Thunderbolt Capital Corporation, a venture capital firm he co-founded, since January 1998. From September 1997 to January 1998 he was retired. From October 1996 to August 1997, he was Chairman and Chief Executive Officer of Trans Leasing International, Inc., a company specializing in medical equipment and auto leasing. From 1989 to October 1996, he was Chairman and Chief Executive Officer of FluoroScan Imaging Systems, Inc., a manufacturer of x-ray imaging devices. From 1987 to 1989 Mr. Grossman was President, Chief Operating Officer and a director of Pain Prevention Labs, Inc., which manufactured a patented electronic anesthesia machine.

     During the year ended August 31, 1999, the Board held no formal meetings but acted via unanimous written consents. The Board does not have any formal committees.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it and representations that no other reports were required, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended August 31, 1999.


                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chairman of the Board in the year ended August 31, 1999. There were no executive officers whose compensation exceeded $100,000 in the year ended August 31, 1999:


                           SUMMARY COMPENSATION TABLE
                                                                  Annual Compensation
                                                                                    Other Annual
Name and Principal Position                             Salary          Bonus       Compensation
---------------------------                 Year          ($)            ($)           ($)
                                            ----        ------          -----       ------------
Paul O. Koether                             1999          -0-            -0-             -0-
Chairman of the Board                       1998          -0-            -0-             -0-
                                            1997          -0-            -0-             -0-



Employment Agreements

     In May 1999, the Company  entered into an employment  agreement with Thomas
K. Van Herwarde, the Company's President, for an initial term of one-year at an annual salary of $90,000. Mr. Van Herwarde was the sole stockholder of PKG Design, Inc., which the Company acquired in May 1999. On the expiration of the one-year period, and on each yearly anniversary thereafter, unless otherwise terminated by either party, the employment agreement will automatically renew for an additional one-year period.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other than the transactions described in this Information Statement, no information is required to be reported under this item.


                                                       GOLFROUNDS.COM, INC.



Dated:      January 21, 2000